Exhibit 21.1

SUBSIDIARIES OF SUMTOTAL SYSTEMS, INC.

Subsidiary	State/Country of Incorporation
Wholly Owned

SumTotal Systems ANZ Pty. Ltd.	Australia
SumTotal Systems Canada, Ltd.	Canada
SumTotal Systems France SAS	France
SumTotal Systems GmbH	Germany
SumTotal Systems India Private Limited	India
SumTotal Systems Japan	Japan
SumTotal Systems Netherlands BV	The Netherlands
SumTotal Systems U.K. Ltd.	United Kingdom

Inactive Subsidiaries

Aimtech Corporation	Delaware
Asymetrix GmbH	Germany
Asymetrix SARL	France
Click2learn US	Delaware
Click2learn Asia Pacific Ltd	Australia
Click2learn Japan KK	Japan
Click2learn Limited	United Kingdom
Communication Strategies, Inc.	Texas
Docent Asia Pacific	Australia
Docent International Corporation	Delaware
Docent US	Delaware
IntelliPrep Technologies, Incorporated.	Delaware
Meliora Systems, Inc.	New York